Exhibit 99.1

Note to Editors: Not for dissemination or distribution in the United States

Scotiabank to Repurchase up to 24 million of its Common Shares

TORONTO, May 29, 2015 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) announced today that the Toronto Stock Exchange (“TSX”) and the Office of the Superintendent of Financial Institutions (“OSFI”) have approved its normal course issuer bid to purchase up to 24 million of its Common Shares.  This represents approximately two per cent of the 1,209,986,677 Common Shares issued and outstanding as of May 25, 2015.

Scotiabank believes that the purchase of its Common Shares at market prices may be an appropriate use of its funds to generate shareholder value, as well as for capital management purposes.

Purchases under the bid may commence on June 2, 2015 and will terminate on June 1, 2016, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX.  Purchases will be made on the open market by Scotiabank through the facilities of the TSX, as well as through other designated exchanges and published markets in Canada.  The price that Scotiabank will pay for any such Common Shares will be the market price of such Common Shares at the time of acquisition.  Based on the average daily trading volume of 2,277,846 Common Shares during the last six calendar months on the TSX, daily purchases will be limited to 569,461 Common Shares, other than block purchase exceptions.  Common Shares purchased under the bid will be cancelled.

Scotiabank will establish an automatic repurchase plan on June 2, 2015, under which its broker, Scotia Capital Inc., may periodically purchase its Common Shares pursuant to the normal course issuer bid within a defined set of criteria which Scotiabank would not vary or suspend.  The actual number of Common Shares purchased under the automatic repurchase plan, the timing of purchases and the price at which the Common Shares are bought will depend upon future market conditions. On a quarterly basis, Scotiabank will consult with OSFI, prior to making purchases.

Under its previous normal course issuer bid, which expires today, Scotiabank purchased 11,999,990 Common Shares for cancellation at a volume weighted average price of $66.12 per Common Share.

About Scotiabank
Scotiabank is Canada’s international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia.  We are dedicated to helping our 21 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking.  With a team of more than 86,000 employees and assets of $852 billion (as at January 31, 2015), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired.  For more information please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

For further information please contact Jake Lawrence, Senior Vice President, Investor Relations, at (416) 866-5712, or jake.lawrence@scotiabank.com.

For media inquiries please contact Sheena Findlay, Corporate Communications at (416) 866-6806, or sheena.findlay@scotiabank.com.